

Mail Stop: 3561

December 23, 2015

Via E-Mail
Mr. Stephen S. Greene
Chief Financial Officer
Centrus Energy Corp.
Two Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817

> **Re: Centrus Energy Corp.**
> **Form 10-K for the Year ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-14287**

Dear Mr. Greene:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Notes to Financial Statements, page 96

Note 4 – Fresh Start Accounting, page 104

1.   Please provide to us the facts surrounding your conclusion that the criteria of fresh-start accounting were met, i.e., demonstrate that the holders of existing voting shares immediately before confirmation received less than 50 percent of the voting shares of the emerging entity. You disclose on page 108 that 95% of New Common Stock was issued to the holders of Old Notes and Old Preferred Stock. Tell us whether Toshiba and B&W were the only holders of the Series B-1 12.75% Convertible Preferred Stock and if not, please identify the other holder(s). Tell us whether the preferred stock holders had any

voting rights on an "if converted to common stock" basis. We note that the balance of the convertible preferred stock represented approximately 18.0 million shares of common stock on an as-converted basis as of December 31, 2013 and that you had 5.1 million shares of common stock outstanding as of that date. Refer to the guidance of FASB ASC 852-10-45-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining